Exhibit 12.1

Vantage Drilling International

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Successor	Predecessor
	Period from February 10, 2016 to December 31, 2016	Period from January 1, 2016 to February 10, 2016
			Years Ended December 31,
			2015	2014	2013	2012
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(136,469)	$(469,644)	$62,124	$132,930	$(19,696)	$(101,081)
Fixed charges	67,349	1,728	174,612	197,291	214,894	216,068
Amortization of capitalized interest	—	616	5,602	5,602	5,352	3,857
Capitalized interest	—	—	—	—	(14,995)	(74,718)

Earnings (loss) as adjusted	$(69,119)	$(467,300)	$242,338	$335,823	$185,556	$44,126

Fixed Charges
Interest expense	$67,023	$1,728	$173,634	$196,159	$198,779	$139,662
Capitalized interest	—	—	—	—	14,995	74,718
Amortization of debt financing costs	—	—	—	—	—	—
Portion of rental expense representative of the interest factor	326	—	979	1,131	1,121	1,688

Total fixed charges	$67,349	$1,728	$174,612	$197,291	$214,894	$216,068

Ratio of earnings to fixed charges (a)	—	—	1.39	1.70	—	—

(a)	For the period from February 10, 2016 to December 31, 2016, the period January 1, 2016 to February 10, 2016 and the years ended December 31, 2013 and 2012, earnings were not sufficient to cover fixed charges by approximately $136.5 million, $469.0 million, $29.3 million and $171.9 million, respectively.